

# Secretary of State

**Corporations Division**
**313 West Tower**
**2 Martin Luther King, Jr. Drive**
**Atlanta, Georgia 30334-1530**

# CERTIFICATE
# OF
# ORGANIZATION

I, **Brian P. Kemp**, the Secretary of State and the Corporations Commissioner of the State of Georgia, hereby certify under the seal of my office that

## MACROVEY, LLC

**a Domestic Limited Liability Company**

has been duly organized under the laws of the State of Georgia on **05/03/2012** by the filing of articles of organization in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on May 3, 2012

Brian P. Kemp
Secretary of State